Exhibit 99.1

093973 PRESS RELEASE

DAVID HENDERSON, CHIEF EXECUTIVE OF AEGON UK, TO RETIRE IN MARCH 2005

OTTO THORESEN APPOINTED NEW CHIEF EXECUTIVE OF AEGON UK

The Hague, The Netherlands, September 6, 2004

AEGON N.V. announces the retirement of David Henderson, Chief Executive of AEGON UK. David Henderson, who will turn 60 later this month, will retire from his position in March 2005 as scheduled. Otto Thoresen (48), currently Finance Director of AEGON UK, will become the new Chief Executive.

David Henderson joined Scottish Equitable in 1971 and was appointed Chief Executive in 1997. David Henderson has been Chief Executive of AEGON UK since its formation in January 1999. During his career as Chief Executive AEGON UK has experienced significant growth. David Henderson has also been the driving force behind AEGON UK’s expansion into distribution through the acquisition of several of the UK’s leading independent financial advisory groups.

Donald J. Shepard, Chairman of the Executive Board, said: ““We are very grateful to David Henderson whose extensive knowledge of the industry and dedication to our organization have contributed substantially to the success of AEGON UK for many years. David’s leadership has ensured that the company is in a strong position to benefit from the growth opportunities in the long-term savings market in the UK. At the same time, we congratulate Otto Thoresen on his appointment as Chief Executive and we are confident that he will build on David’s succes.”

Otto Thoresen was appointed Finance Director of AEGON UK in 2000. Otto Thoresen first joined Scottish Equitable in 1978. He has worked closely with David Henderson to implement a significant restructuring program within AEGON UK over the last 18 months. Otto Thoresen will formally take over the role as Chief Executive of AEGON UK on April 1, 2005.

Mark Laidlaw (38), who joined AEGON UK in 1988, has been appointed Chief Financial Officer of AEGON UK, effective April 1, 2005.

AEGON N.V.

Group Corporate Affairs & Investor Relations

The Hague, the Netherlands

Analysts & Investors	+31 (0)70 344 83 05
Media	+31 (0)70 344 83 44
E-mail	gca-ir@aegon.nl

Baltimore, the United States

Analysts & Investors	+1 877 548 96 68 (toll free) / +1 410 576 45 77
Media	+1 410 576 45 26
E-mail	ir@aegonusa.com

AEGON UK

Edinburgh

Media	+44 (0)131 549 39 36

Website: www.aegon.com / www.aegon.co.uk